UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*

            Ligand Pharmaceuticals Incorporated (LGND)

                    (Name of Issuer)

         Common Stock, par value $.001 per share

            (Title of Class of Securities)

                   CUSIP No. 53220K207
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      November 24, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     577,694

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     577,694

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     577,694

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.6%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     694,982

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     694,982

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     694,982

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.9%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     190,534

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     190,534

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     190,534

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.5%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners III, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     42,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     42,400

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     42,400

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.1%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     101,980

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     101,980

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     101,980

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.3%

14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     328,110

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     328,110

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     328,110

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     0.9%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,607,590

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,607,590

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,607,590

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     4.3%

14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,935,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,935,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,935,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.1%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,935,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,935,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,935,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.1%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,935,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,935,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,935,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.1%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,607,590

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,607,590

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,607,590

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     4.3%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D



CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,935,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,935,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,935,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.1%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D


CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,935,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,935,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,935,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.1%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,935,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,935,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,935,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.1%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,935,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,935,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,935,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.1%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00


5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,935,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,935,700

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     1,935,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.1%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 53220K207

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,935,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,935,700

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,935,700

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.1%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on April 15, 1997
(collectively with all amendments thereto, the "Schedule
13D").

Item 1.  Security and Issuer

      Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

     This statement relates to Shares of Common
 Stock, par value $.001 per share (the "Shares"), of Ligand Pharmaceuticals Incorporated (the "Company").
The Reporting Persons (as defined below) do not directly own any Shares. The Reporting Persons, however, may be deemed to be the beneficial owner of certain Shares through their ownership of warrants issued by the Company (the "Warrants"),
each Warrant being exercisable for one Share.
 Unless otherwise noted, all information reported herein with regard to the Reporting Persons' Share ownership is derived solely from such persons' ownership of Warrants. The Company's principal offices are located at 9393 Towne Center Drive, San Diego, California 92121.

Item 2.  Identity and Background

     Item 2 of the Schedule 13D is amended
and restated in its entirety as follows:

     (a)    This statement is filed by:  (i) Farallon
Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it; (ii)
Farallon Capital Institutional Partners, L.P., a Califor-
nia limited partnership ("FCIP"), with respect to the
Shares held by it; (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership
("FCIP II"), with respect to the Shares held by it; (iv) Farallon Capital Institutional Partners III, L.P., a
Delaware limited partnership ("FCIP III"), with
respect to the Shares held by it; (v) Tinicum
Partners, L.P., a New York limited
partnership ("Tinicum", collectively with FCP,
FCIP, FCIP II and FCIP III, the "Partnerships"),
with respect to the Shares held by it;
(vi) Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect to the Shares held by Farallon Capital Offshore Investors, Inc., PAGE a British Virgin Islands corporation ("Offshore"), and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"<1>); (vii) Farallon Partners, L.L.C., a Delaware limited liability company ("FPLLC"), with respect to the Shares held by each of the Partnerships; (viii) each of Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"),
William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and Thomas F.
Steyer ("Steyer"), with respect to the Shares
held by each of the Partnerships and the
Managed Accounts; and (ix) Fleur E. Fairman
("Fairman") with respect to the Shares held by each of
the Partnerships (FCP, FCIP, FCIP II, FCIP III,
Tinicum, FCMLLC, FPLLC, Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer shall collectively be referred to
hereafter as the "Reporting Persons").

The name, address, principal business, state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Shares reported hereby for the Partnerships and FCMLLC on behalf of the Managed Accounts are subject of Warrants owned directly by such entities.
 Each of Boilini, Cohen, Downes, Fish,
Fremder, Mellin, Millham, Moore and
Steyer may be deemed, as managing
members of FPLLC and FCMLLC, to be the
beneficial owner of all such Warrants and the Shares related to such Warrants. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Warrants owned by the
Partnerships and the Shares related thereto.
FCMLLC may be deemed to be the beneficial owner of all such Warrants owned by the Managed Accounts and the Shares related thereto. Each of FCMLLC, FPLLC,




<1>Of the Shares reported by FCMLLC on behalf of
 the Managed Accounts, The Absolute Return Fund of
The Common Fund, a non-profit corporation whose principal address is 450 Post Road East, Westport,
Connecticut, 06881, holds 59,380 Shares (equal to
0.2% of the total Shares currently outstanding assuming exercise of the Warrants held by the Absolute Return
 Fund of the Common Fund.)


PAGE

Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and
Steyer hereby disclaim any beneficial
ownership of any such Warrants and any
such related Shares.

      (b) The address of the principal business and principal office of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111, and (ii) Offshore is Craigmuir
Chambers, P.O. Box 71, Road Town, Tortola,
British Virgin Islands.

     (c)    The principal business of each of the
Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment adviser.

      (d)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)    None of the Partnerships, FCMLLC, FPLLC,
Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other
          Consideration.

      Item 3 of the Schedule 13D is amended and supplemented as follows:

         Until June 4, 1997, the Warrants traded as part of a Unit comprised of two Warrants and one share of common stock of Allergan Ligand
Pharmaceuticals, Inc. ("Allergan"). Prior to such date, the Reporting
Persons acquired additional Warrants through the purchase of such Units. For purposes of this
 Schedule 13D, all of the cost of the Unit has been attributed to the corresponding
PAGE

 Shares.  The
net investment cost (including commissions) is $646,181 for the 24,100 Units (and corresponding to 48,200 Shares) acquired by FCP since the filing of the prior Schedule 13D, $359,287 for the 13,400 Units (corresponding to 26,800 Shares) acquired by FCIP since the filing of the prior
Schedule 13D, $34,856 for the 1,300 Units
(corresponding to 2,600 Shares) acquired by
 FCIP II since the filing of the prior Schedule
13D, $72,394 for the 2,700 Units (corresponding to 5,400 Shares) acquired by FCIP III since the filing of the prior Schedule 13D, $107,250 for the 4,000 Units (corresponding to 8,000 Shares)
acquired by Tinicum since the filing of the prior
Schedule 13D and $576,469 for the 21,500 Units
(corresponding to 43,000 Shares) acquired by the Managed Accounts since the filing of the prior Schedule 13D.

     The consideration for such acquisitions
was obtained as follows: (i) with respect to FCIP, FCIP II and FCIP III, from working capital; (ii) with respect to the Managed
Accounts, from the working capital of
each Managed Account and/or from
borrowings pursuant to margin accounts
maintained by some of the Managed Accounts
 at Goldman Sachs & Co.; and (iii) with
respect to FCP and Tinicum, from working capital, from borrowings pursuant to margin accounts maintained by FCP and Tinicum at Goldman Sachs & Co. and/or from borrowings pursuant to separate revolving credit agreements entered into by each of FCP and Tinicum with ING (U.S.) Capital
Corporation.  FCP, Tinicum and some of
the Managed Accounts hold certain securities in their respective margin accounts at Goldman Sachs & Co., and the accounts may from time to time have debit balances.
It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

     Certain of the Reporting Persons also acquired, in aggregate, 979,798 Shares as a result of the exercise by the Company of its option to acquire all of the outstanding shares of callable common stock of Allergan. Such Reporting Persons had been deemed, in aggregate, to be the beneficial owner of 1,005,614 shares of callable common stock of Allergan prior to such exercise. In return for such PAGE

Allergan shares,
each Reporting Person holding Allergan common stock received $21.97 per share of Allergan common stock , payable, per share, as $7.69 in cash and approximately 0.97 Shares. As a result of such payment, FCP received 298,155 Shares (plus cash) in consideration for the 306,011 Allergan shares owned by it, FCIP received 346,560 Shares (plus cash) in consideration for the 355,691 Allergan shares owned by it, FCIP II received 94,185 Shares (plus cash) for the 96,667
Allergan shares owned by it, FCIP III received 21,533
Shares (plus cash) for the 22,100 Allergan shares owned by it, Tinicum received 50,655 Shares (plus cash) for the 51,990 Allergan shares owned by it and the Managed Accounts received 168,710 Shares
(plus cash) for the 173,155 Allergan shares owned by it. All of such acquired Shares were immediately delivered to third-parties to cover previously-existing short sales of the Shares made by such Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follow:

     A.     Farallon Capital Partners, L.P.

            (a),(b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for FCP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 36,722,199 Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding as reported by the Company in its Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii) the
577,694 Shares of which the Reporting Person may be deemed to be the beneficial owner through its owner-ship of Warrants).

            (c) The trading dates, number of Shares
acquired and the price per Share for all such transactions
  in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. On
November 24, 1997, the Company exercised its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of at $21.97 per share
(to be paid, per share, as $7.69 in cash and approximately
 0.97 Shares). All of the acquisitions of the Shares listed on Schedule A hereto under the title "Share Information" were part of such transaction and are incorporated herein by reference. The trading dates, number of Warrants
(and corre-

PAGE
sponding Shares) transferred and the price per Warrant (and per Share) for all transactions in the Warrants in the past 60 days are set forth on Schedule A hereto under the title "Warrant-Related Share Information" and are incorporated herein by reference. All of such transactions were open-market transactions. The trading dates, number of Shares shorted or number of shorts covered and the price per Share for all such transactions in the past 60 days are set forth on Schedule A hereto under the title "Short Sale Information" and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Warrants and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      B.    Farallon Capital Institutional Partners, L.P.

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 36,839,487 Shares outstanding
(such figure is the sum of (i)
the 36,144,505 Shares outstanding as reported by the Company in its Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii) the 694,982 Shares of which the Reporting Person may be deemed to be the beneficial owner through its ownership of Warrants).

            (c)  The trading dates, number of Shares
acquired and the price per Share for all such transactions in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference.
On November 24, 1997, the Company exercised its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of at $21.97 per share (to be paid, per share, as $7.69 in cash and approximately 0.97 Shares). All of the acquisitions of the Shares listed on Schedule B hereto under the title "Share Information" were part of such transaction and are incorporated herein by reference. The trading dates, number of Shares shorted or number of shorts covered and the price per Share for all such transactions in the past 60 days are set forth on Schedule B hereto under the title "Short Sale Information" and are incorporated herein by reference. All of such transactions were open-market transactions.

PAGE

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Warrants and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      C.   Farallon Capital Institutional Partners II,
L.P.
            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
II is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 36,335,039 Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding as of February 28,
1997 as reported by the Company in its Amendment
 No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii)
the 190,534 Shares of which the Reporting Persons
 may be deemed to be
the beneficial owners through its ownership of Warrants).

            (c) The trading dates, number of Shares
acquired and the price per Share for all such transactions in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. On November 24, 1997, the Company exercised its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of at $21.97 per share (to be paid, per share, as $7.69 in cash and approximately 0.97 Shares).
All of the acquisitions of the Shares listed on Schedule C hereto under the title "Share Information"
 were part of such transaction and are incorporated herein by reference. The trading dates, number of Shares shorted or number of shorts covered and the price per Share for all such transactions in the past
60 days are set forth on Schedule C hereto under the title "Short Sale Information" and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Warrants and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish,Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)        Not applicable.

      D.   Farallon Capital Institutional Partners III,
L.P.
PAGE

            (a), (b)  The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
III is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 36,186,905 Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding as reported by the Company in its Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii) the 42,400 Shares of which the Reporting
Persons may be deemed to be the beneficial owners through its ownership of Warrants).

            (c)The trading dates, number of Shares
acquired and the price per Share for all such transactions in the past 60 days are set forth on Schedule D hereto and are incorporated herein by reference. On November 24, 1997, the Company exercised its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of at $21.97 per share (to be paid, per share, as $7.69 in cash and approximately 0.97 Shares).
All of the acquisitions of the Shares listed on Schedule D hereto under the title "Share Information" were part of such transaction and are incorporated herein by reference.
The trading dates, number of Shares shorted or number of shorts covered and the price per Share for all such transactions in the past 60 days are set forth on Schedule
D hereto under the title "Short Sale Information" and are incorporated herein by reference. All of such transactions were open-market transactions.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Warrants and/or Shares.
Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman, Fish, Fremder, Mellin,
Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      E.    Tinicum Partners, L.P.

            (a),(b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 36,246,485 Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding in its Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii) the 101,980 Shares of which the Reporting
Person may be deemed to be the beneficial owner through its ownership of Warrants).
PAGE

            (c)   The trading dates, number of Shares
acquired and the price per Share for all such transactions in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference.
On November 24, 1997, the Company exercised its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of at $21.97 per share
(to be paid, per share, as $7.69 in cash and approximately
0.97 Shares). All of the acquisitions of the Shares listed on Schedule E hereto under the title "Share Information"
 were part of such transaction and are incorporated herein by reference. The trading dates, number of Shares shorted or number of shorts covered and the price per Share for all such transactions in the past 60 days are set forth on Schedule E hereto under the title "Short Sale
Information" and are incorporated herein by reference.
All of such transactions were open-market transactions.

            (d)   FPLLC as General Partner has the
power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Warrants and/or Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder,
Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      F.    Farallon Capital Management, L.L.C.

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for FCMLLC is incorporated herein by reference.
The percentage
amount set forth in Row 13 of such cover page is calculated based upon a total of 36,472,615 Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding in its Amendment No. 3 to the Form S-1 Registration
Statement filed by the Company on November 21, 1997 and (ii) the 328,110 Shares of which the Reporting Person may be deemed to be the beneficial owner through its deemed ownership of Warrants).

            (c)    The trading dates, number of Shares
acquired and the price per Share for all such transactions in the past 60 days are set forth on Schedule F hereto and are incorporated herein by reference. On November 24, 1997, the Company exercised its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of at $21.97 per share (to be paid, per share, as $7.69 in cash and approximately 0.97 Shares).
All of the acquisitions of the Shares listed on Schedule
F hereto under the title "Share Information" were part of such transaction and are incorporated herein by reference. The trading dates, number of Shares shorted or number of shorts covered and the price per Share for all such transactions in the past 60 days are set forth on Schedule F hereto under the title "Short

PAGE

 Sale Information" and are incorporated
herein by reference. All of such transactions were open-market transactions

            (d)     FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds of the sale of the Warrants and/or Shares held by the Managed
Accounts.
Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes, Fish, Fremder, Millham,
Mellin, and Moore are managing members of FCMLLC.

            (e)     Not applicable.

      G.    Farallon Partners, L.L.C.

            (a),(b)     The information set forth in rows
7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference. The percentage amount set forth in row 13 of such cover page is calculated based upon a total of 37,752,095 Shares outstanding (such figure is the sum of
(i) the 36,144,505 Shares outstanding
as reported by the Company in its Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii) the 1,607,590
Shares of which the Reporting
Person may be deemed to be the beneficial owner through its deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Warrants and/or Shares. Steyer is the senior managing member of
FPLLC and Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

     H.     Enrique H. Boilini
PAGE

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 38,080,205 Shares outstanding
(such figure is the sum of (i) the 36,144,505 Shares outstanding as reported by the Company in its Amendment No. 3 to the Form S-1
Registration Statement filed by the Company on November 21, 1997 and (ii) the 1,935,700 Shares of which the Reporting Person may be deemed to be the beneficial owner through his deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of Warrants and/or Shares held by the Managed Accounts.
Boilini is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     I.     David I. Cohen

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 38,080,205 Shares outstanding
(such figure is the sum of (i) the 36,144,505 Shares outstanding as reported by the Company in its Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii) the 1,935,700 Shares of which the Reporting
 Person may be deemed to be the beneficial owner through his deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Warrants and/or Shares held by the Managed Accounts.
Cohen is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.
PAGE

     J.     Joseph F. Downes

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 38,080,205 Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding as reported by the Company in its Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii) the 1,935,700
Shares of which the Reporting Person may be deemed to be the beneficial owner through his deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Warrants and/or Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

      K.     Fleur E. Fairman

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference. The percentage amount set forth in row 13 of such cover page is calculated based upon a total of 37,752,095 Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding as of February 28, 1997 as reported by the Company in its Amendment No. 3 to the Form S-1 Registration
Statement filed by the Company on November 21, 1997 and (ii) the 1,607,590
Shares of which the Reporting Person may be deemed to be the beneficial owner through her deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of Warrants and/or Shares. Fairman is a managing member of FPLLC.

            (e)     Not applicable.

     L.     Jason M. Fish
PAGE

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 38,080,205 Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding as reported by the Company in its Amendment No. 3 to the Form S-1 Registration Statement filed by the
Company on November 21, 1997
and (ii) the 1,935,700 Shares of which the Reporting
Person may be deemed to be the beneficial owner through his deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of Warrants and/or Shares held by the Managed Accounts. Fish is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     M.     Andrew B. Fremder

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 38,080,205 Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding as reported by the Company in its Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii) the 1,935,700 Shares of which the Reporting Person may be deemed to be the beneficial owner through his deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Warrants and/or Shares held by the Managed Accounts. Fremder is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.
PAGE

      N.    William F. Mellin

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.
The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 38,080,205
Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding as reported by the Company in its Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii) the
1,935,700 Shares of which the Reporting Person may be deemed to be the beneficial owner through his deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Warrants and/or Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     O.     Stephen L. Millham

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.
The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 38,080,205 Shares outstanding
(such figure is the sum of (i) the 36,144,505 Shares outstanding as reported by the Company in its Amendment No. 3 to the Form S-1 Registration
Statement filed by the Company on November 21, 1997 and (ii) the 1,935,700 Shares of which the Reporting Person may be deemed to be the beneficial owner through his deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Warrants and/or Shares held by the Managed Accounts. Millham is a managing member of FCMLLC and FPLLC.
PAGE

            (e)     Not applicable.

     P.     Meridee A. Moore

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page herein for Moore is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 38,080,205 Shares outstanding
(such figure is the sum of (i) the 36,144,505 Shares outstanding as reported by the Company in its Amendment
No. 3 to the Form S-1 Registration Statement filed by the Company on November 21, 1997 and (ii) the
1,935,700 Shares of which the Reporting Person may be deemed to be the beneficial owner through her deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-ing the disposition of the proceeds of the sale of the Warrants and/or Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Warrants and/or Shares held by the Managed Accounts.
Moore is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     Q.     Thomas F. Steyer

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.
The percentage amount set forth in Row 13 of such cover page is calculated based upon a total of 38,080,205 Shares outstanding (such figure is the sum of (i) the 36,144,505 Shares outstanding reported by the Company in its Amendment No. 3 to the Form S-1 Registration
Statement filed by the Company on November 21, 1997 and (ii) the 1,935,700 Shares of which the Reporting Person may be deemed to be the beneficial owner through his deemed ownership of Warrants).

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, includ-
ing the disposition of the proceeds of the sale of the Warrants
and/or Shares.   FCMLLC, as an investment adviser,
has the powerto direct the disposition of the proceeds of the sale of the Warrants and/or Shares held
PAGE
 by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     The Shares reported hereby for the Partnerships and FCMLLC on behalf of the Managed Accounts are subject to Warrants owned directly by such entities.
Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin,
Millham, Moore and Steyer may be deemed, as managing members of FPLLC andFCMLLC, to be the beneficial owner of all such Warrants and the Shares related to such Warrants. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Warrants owned by the Partnerships and the Shares related thereto.
FCMLLC may be deemed to be the beneficial owner of all such Warrants and the Shares related to such Warrants owned by the Managed Accounts.
Each of FCMLLC, FPLLC, Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham,
Moore and Steyer hereby disclaim any beneficial ownership of any such Warrants and any such related Shares.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

     The Reporting Persons have entered into certain short sale arrangements pursuant to which the Reporting Persons have borrowed 189,836 Shares which they sold. Pursuant to such arrangements, the Reporting
Persons are obligated to deliver Shares
if demand for such Shares is made.
Except as described above, there are no
contracts, arrangements, understandings or relationships
(legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securi-ties of the Company, including but not limited to transfer or voting of any security of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 1997


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS
                    II, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS III,
                    L.P. and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

      The Powers of Attorney each executed
by  Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham and Moore authorizing
Steyer to sign and file this Schedule 13D on each person's behalf was filed with Amendment No. 1 to the Schedule 13D filed with the SEC on September 26, 1997 by such Reporting Persons with respect to the Common Stock of Sphere
Drake Holdings Limited are hereby incorporated by reference.
PAGE

                                                ANNEX 1



     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below, with respect to each managing member of FCMLLC and FPLLC is the following: (a) name;
(b) business address; (c) principal occupation; and
(d) citizenship.

1.     (a)    Farallon Capital Management, L.L.C.
        (b)    One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
        (c)    Serves as investment adviser to various
               managed accounts
       (d)    Delaware limited liability company
       (e)    Managing Members: Thomas F. Steyer, Se-
               nior Managing Member; David I. Cohen,
               Joseph F. Downes, Jason M. Fish, Andrew
               B. Fremder, William F. Mellin, Stephen L.
               Millham and Meridee A. Moore, Managing
               Members.

2.     (a)    Farallon Partners, L.L.C.
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
      (c)     Serves as general partner to investment
                partnerships
      (d)     Delaware limited liability company
      (e)     Managing Members:  Thomas F. Steyer,
                Senior Managing Member; Enrique H. Boilini,
                David I. Cohen, Joseph F. Downes, Fleur E.
                Fairman, Jason M. Fish, Andrew B. Fremder,
                William F. Mellin, Stephen L. Millham and
                Meridee A. Moore, Managing Members.

3.     (a)    Enrique H. Boilini
       (b)    c/o Farallon Capital Management, L.L.C.
                75 Holly Hill Lane
                Greenwich, CT 06830
       (c)    Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
       (d)    Argentinean Citizen

4.     (a)    David I. Cohen
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
       (c)    Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
        (d)     South African Citizen

PAGE

5.     (a)    Joseph F. Downes
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

6.     (a)    Fleur E. Fairman
       (b)    993 Park Avenue
               New York, New York  10028
       (c)    Managing Member of Farallon Partners,
               L.L.C.
       (d)    United States Citizen

7.     (a)    Jason M. Fish
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

8.     (a)    Andrew B. Fremder
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon
               Partners, L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.
       (d)    United States Citizen

9.     (a)    William F. Mellin
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

10.    (a)    Stephen L. Millham
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)     United States Citizen

PAGE

11.    (a)    Meridee A. Moore
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)    United States Citizen

12.    (a)    Thomas F. Steyer
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c) Senior Managing Member of Farallon Part-ners, L.L.C.; Senior Managing Member of
               Farallon Capital Management, L.L.C.
       (d)    United States Citizen

PAGE

                        SCHEDULE A


FARALLON CAPITAL PARTNERS, L.P.

      SHARE INFORMATION:

                       NO. OF SHARES      PRICE
 TRADE DATE          RECEIVED      PER SHARE
                                    (including
                                    commission)

    11/24/97                   298,155          N/A <2>

WARRANT-RELATED SHARE INFORMATION:

                  NO. OF WARRANTS    PRICE
TRADE DATE          SOLD             PER WARRANT
                                                          (including
                                                          commission)

      09/4/97                 500                 $10.70

             Which Corresponds To:

                             NO. OF SHARES      PRICE
TRADE DATE             SOLD               PER SHARE
                                   (including
                                     commission)

       09/4/97                  500                   N/A
PAGE

       SHORT SALE INFORMATION:

                               NO. OF SHARES SOLD
                             SHORT ("S) OR
                            DELIVERED TO COVER AN
TRADE DATE    EXISTING SHORT SALE ("D")       PRICE



      10/20/97             3,400 S          $16.72

      10/21/97             10,000 S         $16.85

      11/4/97             1,500 S          $15.32

      11/5/97            3,500 S           $15.39

      11/24/97         298,155  D        N/A<2>

 <2> On November 24, 1997, the Company exercised
its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of $21.97 per share (to be paid, per share, as $7.69 in cash and approximately 0.97 Shares). In return for the 306,011 Allergan shares owned by FCP, FCP received 298,155 Shares, plus cash. All of such Shares received were immediately delivered to third-parties to cover previously existing short sales of the Shares.

                        SCHEDULE B

FARALLON CAPITAL
INSTITUTIONAL PARTNERS, L.P.


      SHARE INFORMATION:

                                   NO. OF SHARES      PRICE
      TRADE DATE          RECEIVED      PER SHARE
                                             (including
                                              commission)
    11/24/97                        346,560              N/A <3>



SHORT SALE INFORMATION:

                          NO. OF SHARES SOLD
                               SHORT ("S) OR
                       DELIVERED TO COVER
TRADE DATE       AN  EXISTING           PRICE
                            SHORT SALE ("D")


      10/20/97             4,400 S                      $16.72

      10/21/97             12,200 S                    $16.85

      11/4/97               1,700 S                      $15.32

      11/5/97               4,200 S                      $15.39

      11/24/97             346,560 D                 N/A<3>

<3>On November 24, 1997, the Company exercised
its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of $21.97 per share (to be paid, per share, as $7.69 in cash and approximately 0.97 Shares).
In return for the 355,691 Allergan shares owned by FCIP, FCIP received 346,560 Shares, plus cash.
All of such Shares received were immediately delivered to third-parties to cover previously existing short sales of the Shares.
PAGE

                        SCHEDULE C

FARALLON CAPITAL
INSTITUTIONAL PARTNERS II, L.P.

      SHARE INFORMATION:

                     NO. OF SHARES      PRICE
TRADE DATE     RECEIVED      PER SHARE
                              (including
                                commission)

    11/24/97           94,185                 N/A <4>

SHORT SALE INFORMATION:

                        NO. OF SHARES SOLD
                             SHORT ("S) OR
                     DELIVERED TO COVER
TRADE DATE    AN EXISTING      PRICE
                         SHORT SALE ("D")


      10/20/97              1,800 S             $16.72

      10/21/97              3,400 S             $16.85

      11/4/97                500 S               $15.32

      11/5/97                1,100 S            $15.39

      11/24/97              94,185  D        N/A<4>

<4> On November 24, 1997, the Company
exercised its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of $21.97 per share (to be paid, per share, as $7.69 in cash and approximately 0.97 Shares).
In return for the 96,667 Allergan shares owned by FCIP II, FCIP II received 94,185 Shares, plus cash.
All of such Shares received were immediately delivered to third-parties to cover previously existing short sales of the Shares.

                        SCHEDULE D


FARALLON CAPITAL
INSTITUTIONAL PARTNERS III, L.P.

SHARE INFORMATION:

                       NO. OF SHARES      PRICE
      TRADE DATE          RECEIVED      PER SHARE
                                             (including
                                              commission)

    11/24/97                      21,533                   N/A <5>

                           NO. OF SHARES SOLD
                                   SHORT ("S) OR
                            DELIVERED TO COVER
TRADE DATE         AN EXISTING      PRICE
                               SHORT SALE ("D")

      10/20/97              300 S          $16.72

      10/21/97              800 S         $16.85

      11/4/97                100 S         $15.32

      11/5/97                200 S         $15.40

      11/24/97              21,533 D    N/A<5>

<5> On November 24, 1997, the Company
exercised its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of $21.97 per share (to be paid, per share, as $7.69 in cash and approximately 0.97 Shares).
In return for the 22,100 Allergan shares owned by FCIP III, FCIP III received 21,533 Shares, plus cash.
All of such Shares received were immediately delivered to third-parties to cover previously existing short sales of the Shares.
PAGE

              SCHEDULE E


TINICUM PARTNERS, L.P.

      SHARE INFORMATION:

                         NO. OF SHARES      PRICE
TRADE DATE          RECEIVED      PER SHARE
                                   (including
                                     commission)

11/24/97                     50,655                 N/A <6>

                      NO. OF SHARES SOLD
                             SHORT ("S) OR
                      DELIVERED TO COVER
TRADE DATE    AN EXISTING        PRICE
                                 SHORT SALE ("D")

      10/20/97             1,000 S                $16.72

      10/21/97             1,700 S                $16.85

      11/4/97               300 S                   $15.32

      11/5/97               600 S                   $15.40

      11/24/97             50,655 D              N/A<6>

<6> On November 24, 1997, the Company exercised
its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of $21.97 per share (to be paid, per share, as $7.69 in cash and approximately 0.97 Shares).
In return for the 51,990 Allergan shares owned by Tinicum, Tinicum received 50,655 Shares, plus cash.
All of such Shares received were immediately delivered to third-parties to cover previously existing short sales of the Shares.


PAGE

                        SCHEDULE F


FARALLON CAPITAL MANAGEMENT, L.L.C.


SHARE INFORMATION:

                       NO. OF SHARES      PRICE
      TRADE DATE          RECEIVED      PER SHARE
                                        (including
                                         commission)

    11/24/97                      80,350                   N/A<7>

    11/24/97                      29,512                   N/A<7>

    11/24/97                      58,848                   N/A<7>

SHORT SALE INFORMATION:

                       NO. OF SHARES SOLD
                             SHORT ("S) OR
                        DELIVERED TO COVER
TRADE DATE    AN EXISTING        PRICE
                             SHORT SALE ("D")


      10/20/97               400 S              $16.72

      10/21/97              2,600 S            $16.85

      11/4/97                400 S               $15.32

      11/5/97                900 S               $15.33

      11/24/97              80,350 D         N/A<7>

      10/20/97              500 S               $16.72

      10/21/97              1,000 S            $16.85

<7>On November 24, 1997, the Company exercised
its option to acquire all of the outstanding shares of
callable common stock of Allergan for a price of
$21.97 per share (to be paid, per share, as $7.69 in
cash and approximately 0.97 Shares).   In return for
the 173,155 Allergan shares owned by the Managed
Accounts, the Managed Accounts received 29,440
Shares, plus cash. All of such Shares received were immediately delivered to third-parties to cover previously existing short sales of the Shares.
PAGE

      11/4/97               200 S          $15.32

      11/5/97              300 S           $15.39

      11/24/97             29,512 D      N/A<7>

      10/20/97             1,100 S          $16.72

      10/21/97              2,100 S         $16.85

      11/4/97               300 S          $15.32

      11/5/97              600 S           $15.40

      11/24/97             58,848 D     N/A<7>

<7> On November 24, 1997, the Company
exercised its option to acquire all of the outstanding shares of callable common stock of Allergan for a price of $21.97 per share (to be paid, per share, as $7.69 in cash and approximately 0.97 Shares).
In return for the 173,155 Allergan shares owned by the Managed Accounts, the Managed Accounts received 29,440 Shares, plus cash. All of such Shares received were immediately delivered to third-parties to cover previously existing short sales of the Shares.